

September 15, 2010

Mr. Thomas A. Dineen
Chief Financial Officer
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT 06890

> **Re:** **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended April 3, 2010 and July 3, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-10435**

Dear Mr. Dineen:

We have reviewed your response letter dated August 27, 2010 and have the following comment.

Form 10-K/A filed on August 5, 2010

1.	We note that your amended filing does not include fully-dated officer certifications. Please file a full amendment to the Form 10-K with proper signatures and fully-dated certifications.

Please respond to this letter within ten business days by amending your filing. If you do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone at (202) 551-3262 or Pamela Long at (202) 551-3760 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant